Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127405

SUPPLEMENT NO. 2, DATED MAY 7, 2008, TO THE PROSPECTUS DATED APRIL 25, 2008 OF

CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 6, 2008. Capitalized terms used in this Supplement No. 2 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Enclave on the Lake

On May 1, 2008, RT Enclave, LLC, one of our indirect subsidiaries, entered into a definitive purchase agreement with unrelated third parties to acquire, subject to customary closing conditions, Enclave on the Lake, located at 1255 Enclave Parkway, in Houston, Texas. The contract purchase price for Enclave on the Lake is $37,250,000 exclusive of transaction costs, financing fees and working capital reserves. We anticipate that the acquisition will be funded from the proceeds of our initial public offering and mortgage financing that we intend to assume in connection with the acquisition. The property consists of a six-story office building with structured and surface parking lots completed in 1999. The office building is 100% leased to SBM Offshore, N.V., a Netherlands based supplier of products and services to the oil and gas industry. While we anticipate this acquisition will close during the second quarter of 2008, this agreement is subject to a number of contingencies and there can be no assurances that this acquisition will transpire.